UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tortoise Midstream Energy Fund, Inc

(Name of Issuer)

Common Shares, $0.001 par value

(Title of Class of Securities)

89148B200

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 29, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89148B200	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
489,221
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
489,221
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
489,221
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.13%
14	TYPE OF REPORTING PERSON
PN; IA

The percentages used herein are calculated based upon 5,361,000 shares of common stock outstanding as of 11/30/22, as disclosed in the company's N-CSR filed 2/22/23

CUSIP No. 89148B200	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON
Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
489,221
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
489,221
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
489,221
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.13%
14	TYPE OF REPORTING PERSON
IN

The percentages used herein are calculated based upon 5,361,000 shares of common stock outstanding as of 11/30/22, as disclosed in the company's N-CSR filed 2/22/23

CUSIP No. 89148B200	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
489,221
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
489,221
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
489,221
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.13%
14	TYPE OF REPORTING PERSON
OO

The percentages used herein are calculated based upon 5,361,000 shares of common stock outstanding as of 11/30/22, as disclosed in the company's N-CSR filed 2/22/23

CUSIP No. 89148B200	SCHEDULE 13D/A	Page 5 of 8 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 amends and supplements on Schedule 13D filed with the SEC on 3/20/23; with respect to Tortoise Midstream Energy Fund, Inc.This Amendment No. 1 amends Items 3, 4, 5 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $16,524,209 was paid to acquire the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On June 29, 2023, Saba Capital Master Fund, Ltd. and Saba Capital Management, L.P., filed a complaint (the "Complaint") in the United States District Court's Southern District of New York against the Issuer, among others, seeking to invalidate as unlawful under the Investment Company Act of 1940, provisions in the Issuer's (and others) governing documents purporting to opt-in to the Maryland Control Share Acquisition Act, which strips voting rights with respect to a shareholder's acquisition of shares constituting as little as 10% of the Issuer's voting power.

The foregoing summary of the Complaint does not purport to be complete and is qualified in its entirety by reference to the full text of the Complaint, a copy of which is attached as Exhibit 2 and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons.  The percentages used herein are calculated based upon 5,361,000 shares of common stock outstanding as of 11/30/22, as disclosed in the company's N-CSR filed 2/22/23

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 89148B200	SCHEDULE 13D/A	Page 6 of 8 Pages

(c)

The transactions in the Common Shares effected since the Schedule 13D filing on 3/20/23 by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference

(d)	The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Shares.

(e)	Not applicable.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 2:	Complaint.

CUSIP No. 89148B200	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 30, 2023

SABA CAPITAL MANAGEMENT, L.P. By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 89148B200	SCHEDULE 13D/A	Page 8 of 8 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital since the filing of the Schedule 13D on 3/20/23. All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
3/20/2023	Sell	(5,200)	31.53
3/21/2023	Sell	(3,500)	32.43
3/22/2023	Sell	(7,845)	32.05
3/23/2023	Sell	(3,223)	31.67
3/27/2023	Sell	(5,565)	31.21
3/31/2023	Sell	(11,670)	33.05
4/3/2023	Sell	(7,033)	34.15
5/22/2023	Sell	(9,364)	32.67